                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                             (AMENDMENT NO. ______)*

                             United Global Com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913247 50 8
                 -----------------------------------------------
                                 (CUSIP Number)

                             Elizabeth M. Markowski
                              Senior Vice President
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 30, 2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES)

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Cusip No. 913247 50 8

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Liberty Media Corporation
                84-1288730
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)  |_|

                (b)  |X|
--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO

--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                                |_|


--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

                                     304,301,512 shares *
                               -------------------------------------------------
        NUMBER OF              8     SHARED VOTING POWER
  SHARES BENEFICIALLY
        OWNED BY                     0 shares
          EACH                 -------------------------------------------------
       REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON WITH
                                     304,301,512 shares *
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER

                                     0 shares
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                304,301,512 shares *
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                     |X|**

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                73.7% ***
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

* Includes 303,123,542 shares of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class C Common Stock beneficially owned by the Reporting Person.

** The Reporting Person may be deemed to be a member of a group with the other parties to the Stockholders Agreement described in this Statement. The Reporting Person disclaims being a

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Cusip No. 913247 50 8


member of any such group and disclaims having beneficial ownership of any securities of the Issuer held by any such other party.

*** According to the Registration Statement on Form S-1 filed by the Issuer on February 14, 2002, on January 30, 2002 the Issuer had 109,670,883 shares of Class A Common Stock, 8,870,332 shares of Class B Common Stock and 303,123,542 shares of Class C Common Stock outstanding. Each share of the Issuer's Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at the election of the holder without consideration. Each share of the Issuer's Class C Common Stock is convertible into one share of the Issuer's Class B Common Stock or Class A Common Stock at the election of the holder without consideration. The indicated percentage has been calculated assuming that all outstanding shares of the Issuer's Class C Common Stock, all of which shares are beneficially owned by the Reporting Person, have been converted into an equal number of shares of the Issuer's Class A Common Stock. Because the Reporting Person does not beneficially own any shares of the Issuer's Class B Common Stock, the indicated percentage has been calculated assuming that no shares of the Issuer's Class B Common Stock have been converted into shares of the Issuer's Class A Common Stock.

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                             UNITED GLOBALCOM, INC.

ITEM 1.        SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") is being filed by Liberty Media Corporation, a Delaware corporation (the "Reporting Person" or "Liberty"), with respect to shares (the "Shares") of Class A Common Stock, par value $0.01 per share ("United Class A Common Stock"), of UnitedGlobalCom, Inc., a Delaware corporation formerly known as "New United GlobalCom, Inc." (the "Issuer" or "United"). The Issuer's principal executive offices are located at 4643 South Ulster Street, #1300, Denver Colorado 80237.

ITEM 2.        IDENTITY AND BACKGROUND.

         The principal business address of the Reporting Person and each of its subsidiaries described in this Statement is 12300 Liberty Boulevard, Englewood, Colorado 80112.

         The Reporting Person owns interests in a broad range of video programming, communications and Internet businesses in the United States, Europe, South America and Asia with some of the most recognized and respected brands. These brands include Encore, STARZ!, Discovery, Fox, USA, QVC, AOL, CNN, TBS, Motorola and Sprint PCS.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any of the
Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent

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jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information included in Item 4 of this Statement is hereby incorporated by reference into this Item 3. Liberty obtained the funds to pay the consideration paid, or to acquire the assets contributed to the Issuer pursuant to the Merger Agreement (as defined below), from its available cash.

ITEM 4.        PURPOSE OF TRANSACTION.

         On December 31, 2001, Liberty, Liberty Media International, Inc., a Delaware corporation and a subsidiary of Liberty ("LMI"), Liberty Global, Inc., a Delaware corporation and a subsidiary of Liberty ("Liberty Global"), United, United/New United Merger Sub, a Delaware corporation and a subsidiary of the Issuer ("Merger Sub"), UGC Holdings, Inc., a Delaware corporation formerly known as "UnitedGlobalCom, Inc." ("Old United"), and certain major stockholders of Old United (such stockholders, the "Founders"), entered into an Amended and Restated Agreement and Plan of Restructuring and Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on January 30, 2002 (the "Closing Date"): (a) Liberty caused to be contributed 9,859,336 shares of Old United's Class B Common Stock, par value $0.01 per share ("Old United Class B Common Stock"), and 11,976,048 shares of Old United's Class A Common Stock, par value $0.01 per share ("Old United Class A Common Stock"), to United in exchange for an aggregate of 21,835,384 shares of Class C Common Stock, par value $0.01 per share, of United ("United Class C Common Stock"), (b) the Founders contributed, by means of the merger of several limited liability companies wholly owned by the Founders, all of the shares of Old United Class B Common Stock held by them to United in exchange for an equal number of shares of United's Class B Common Stock, par value $0.01 per share ("United Class B Common Stock"), (c) immediately after the contributions described in (a) and (b), Merger Sub merged with and into Old United, with Old United as the surviving entity in such merger (the "Merger"), resulting in Old United becoming a majority-owned subsidiary of United and each share of Old United Class A Common Stock and Old United Class B Common Stock then outstanding (other than any such shares held by United) being converted into one share of United Class A Common Stock, (d) as a result of the Merger, each outstanding share of Old United's convertible preferred stock (other than Old United's Series E preferred stock) was converted into shares of United Class A Common Stock and each outstanding share of Old United's Series E preferred stock (all of which shares were owned by certain of the Founders) was converted into a class of common stock of Old United, as the surviving entity in the Merger, and (e) immediately following the Merger, Liberty contributed, or caused to be contributed, to United (i) an exchangeable note (the "Exchangeable Note") issued by Old United's subsidiaries Belmarken Holding B.V., a limited liability company (BESLOTEN VENNOOTSCHAP MET BEPERKTE AANSPRAKELIJKHEID) incorporated under the laws of The Netherlands, and United Pan-Europe Communications, N.V., a public limited liability company (NAAMLOZE VENNOOTSCHAP) incorporated under the laws of The Netherlands ("UPC"), as co-obligor, having a current principal amount on the Closing Date of approximately $891.7 million,
(ii) approximately

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$1,435.3 million and Euro 263.1 million aggregate principal amount at maturity of Senior Notes and Senior Discount Notes issued by UPC and (iii) $200 million in cash, all in exchange for an aggregate of 281,288,158 shares of United Class C Common Stock. An aggregate of 1,177,970 shares of Old United Class A Common Stock beneficially owned by Liberty were converted in the Merger into an equal number of shares of United Common Stock in the same manner as shares of Old United Class A Common Stock held by the other stockholders of Old United.

         The United Class C Common Stock, all of which is held by Liberty and its affiliates, is entitled to ten votes per share and votes together with the United Class A and Class B Common Stock on all matters other than the election of directors. The United Class A Common Stock is entitled to one vote per share and the United Class B Common Stock is entitled to ten votes per share. The United Class C Common Stock, voting as a separate class, is entitled to elect four members of United's 12-member board of directors. The United Class A and Class B Common Stock, voting as a single class, are entitled to elect the remaining eight members of United's board of directors. By virtue of its beneficial ownership of all of the outstanding shares of United Class C Common Stock, Liberty is entitled to elect four members of United's board of directors and the holders of the United Class A and Class B Common Stock are entitled to elect the remaining eight members of United's board of directors. Under United's certificate of incorporation, United is not permitted to take action with respect to any of the following matters without the consent of a majority of the directors elected by the holders of the United Class C Common Stock:

         -- the acquisition or disposition of assets or issuance of equity securities in any twelve-month period exceeding 30% of United's market capitalization (excluding a sale, by merger or otherwise, by United of all or substantially all of its assets or a reorganization of entities affiliated with United, provided that the holders of United Class C Common Stock are treated equally with holders of United Class B Common Stock and all holders of United Class B Common Stock are treated equally);

         -- the issuance of any shares of United Class C Common Stock (other than pursuant to certain proportional purchase rights of the holders) or the issuance of any options exercisable for United Class B Common Stock in excess of three million shares in the aggregate;

         -- the replacement of United's Chief Executive Officer with anyone other than Michael T. Fries, John F. Riordan, Gene W. Schneider and Mark L. Schneider;

         -- any amendment to United's certificate of incorporation or bylaws that would adversely affect the rights of holders of United Class B Common Stock or United Class C Common Stock or any of their respective affiliates;

         -- any material transaction between United and any of its officers or directors or family members or affiliates of such persons, other than employment contracts entered into in the normal course of business;

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         --       any amendment to the certificate of incorporation of Old
                  United that would adversely affect the rights of United or the holders of United Class C Common Stock prior to the exchange of all shares of Old United Class A Common Stock for United Class A Common Stock pursuant to an exchange agreement between United and certain Founders;

         --       any issuance of preferred stock of Old United;

         -- any disposition of or waiver of rights with respect to any indebtedness of UPC held by United; or

         --       any change in United's principal accounting firm.

         Under the certificate of incorporation of United, if, prior to such time as the change of control provisions of the indentures described in section
(c) of Item 6 of this Statement under "APPRAISAL; VOTING RIGHTS" no longer apply, United issues shares of United Class B Common Stock and such issuance, together with any prior issuances of United Class B Common Stock as to which the holders of United Class C Common Stock did not have purchase rights under the certificate of incorporation of United, results in the voting power held by the holders of United Class C Common Stock being reduced below 90% of the voting power held by the holders of United Class C Common Stock immediately prior to such issuance or the first such issuance, each holder of shares of United Class C Common Stock will be entitled to acquire additional shares of United Class C Common Stock from United in an amount that will restore the voting power of such holder of United Class C Common Stock to 100% of its voting power immediately prior to such issuance or the first such issuance (whichever is greater). Holders of United Class C Common Stock may acquire such United Class C Common Stock pursuant to this purchase right by purchasing it from United for cash or other form of consideration acceptable to United and/or exchanging shares of United Class A Common Stock on a one-for-one basis. The holders of United Class C Common Stock will not be entitled to the foregoing purchase rights in respect of any issuance of United Class B Common Stock in an amount such that, immediately following such issuance, the persons who were holders of equity securities immediately prior to such issuance then hold less than 30% of the voting power of United's outstanding equity securities in the election of directors generally.

         The foregoing description of United's certificate of incorporation is qualified in its entirety by reference to the text of United's certificate of incorporation, which is incorporated herein by reference as Exhibit 7(a) hereto.

         At the closing of the Merger, the Reporting Person entered into the Stockholders Agreement, the Standstill Agreement, the Covenant Agreement, the Old United Agreement and the Registration Rights Agreement described in Items 6(b), 6(c), 6(d), 6(e) and 6(f), respectively, of this Statement, copies of which are incorporated by reference as Exhibits 7(b), 7(c), 7(d), 7(e) and 7(f), respectively, hereto and such copies and the descriptions thereof in such Items of this Statement are hereby incorporated by reference into this Item 4.

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         Also on January 30, 2002, United acquired from Liberty its interest in
IDT United, Inc. ("IDT United") and $751.2 million principal amount at maturity of Old United's $1,375 million 10-3/4% senior secured discount notes due 2008 ("Notes") for aggregate consideration of approximately $448.5 million. Of this amount, approximately $304.6 million consisted of the assumption by United of debt owed by Liberty to a subsidiary of Old United and the remainder was credited against the $200 million cash contribution by Liberty to United pursuant to the Merger Agreement described above. IDT United has effected a tender offer in respect of all outstanding Notes at a price of $400 per $1,000 principal amount at maturity. From and after January 30, 2002, United has borrowed approximately $97.2 million from Liberty to fund further capital contributions to IDT United in connection with purchases of Notes under IDT United's tender offer, which expired on February 1, 2002. At the date of this report, IDT United owns approximately $599 million principal amount at maturity of Notes. The Notes owned by IDT United, together with the Notes acquired by United directly from Liberty referred to above, all of which remain outstanding, represent approximately 98.2% of the outstanding Notes.

         The Reporting Person intends to continuously review its investment in the Issuer, and may in the future (subject to the terms of the Stockholders Agreement and Standstill Agreement) determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) dispose of all or a portion of its interest in the Issuer or (3) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: (A) the Issuer's business and prospects; (B) other developments concerning the Issuer and its businesses generally; (C) other business opportunities available to the Reporting Person;
(D) developments with respect to the business of the Reporting Person; (E) changes in law and government regulations; (F) general economic conditions; and
(G) money and stock market conditions, including the market price of the securities of the Issuer.

         Other than as set forth in this Statement (including the exhibits hereto) or as contemplated or permitted by the agreements described herein, the Reporting Person has no specific plans or proposals that relate to or would result in:

         -- the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         -- an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         -- a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         -- any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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         --       any material change in the present capitalization or dividend policy of the Issuer;

         -- any other material change in the Issuer's business or corporate structure;

         -- changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         -- a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         -- a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         -- any action similar to any of those enumerated in this paragraph.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person presently beneficially owns 304,301,512 shares of United Class A Common Stock, which includes 303,123,542 shares of United Class A Common Stock issuable upon conversion of shares of the United Class C Common Stock held by the Reporting Person. According to the Registration Statement on Form S-1 filed by the Issuer on February 14, 2002, on January 30, 2002, United had 109,670,883 shares of United Class A Common Stock, 8,870,332 shares of United Class B Common Stock and 303,123,542 shares of United Class C Common Stock outstanding. Each share of United Class B Common Stock is convertible into one share of United Class A Common Stock at the election of the holder without consideration. Each share of United Class C Common Stock is convertible into one share of United Class B Common Stock or United Class A Common Stock at the election of the holder without consideration. Subject in each case to the provisions of United's certificate of incorporation relating to the election of directors, as described in Item 4 (which description is incorporated herein by reference), each share of United Class A Common Stock has one vote per share, each share of United Class B Common Stock has ten votes per share and each share of United Class C Common Stock has ten votes per share. Accordingly, the Reporting Person beneficially owns approximately 73.7% of the outstanding United Class A Common Stock and approximately 93.9% of the Issuer's outstanding voting power in all matters other than the election of directors. By virtue of its beneficial ownership of 100% of the outstanding United Class C Common Stock, the Reporting Person has the power to elect four members of the Issuer's 12-member board of directors. The indicated percentage of the outstanding Class A Common Stock has been calculated assuming that all of the United Class C Common Stock, all of which is beneficially owned by the Reporting Person, has been converted to an equal number of shares of United Class A Common Stock. Because the Reporting Person does not beneficially own any shares of United Class B Common Stock, the indicated percentage of the outstanding United Class A Common Stock has been calculated assuming that no shares of the Issuer's Class B Common Stock have been converted into shares of the Issuer's Class A Common Stock.

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         Except as described on Schedule 2, which is incorporated herein, to the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of United Class A Common Stock.

         The Reporting Person may be deemed to be a member of a group with the other parties to the Stockholders Agreement. The Reporting Person disclaims being a member of any such group and disclaims beneficial ownership of any securities of the Issuer held by any such other party.

         (b) Except as described in Item 4 above and Item 6 below, the Reporting Person has the sole power to direct the voting of the Shares and to direct the disposition of the Shares.

         (c) The information included in Items 3 and 6 is hereby incorporated by reference into this Item 5(c).

         (d) None.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) United's Certificate of Incorporation

         The information regarding United's certificate of incorporation included in Item 4 of this Statement and the text of United's certificate of incorporation, a copy of which is incorporated by reference as Exhibit 7(a) hereto, are hereby incorporated by reference into this Item 6(a).

         (b) Stockholders Agreement

         At the closing of the Merger, United, Liberty, Liberty Global and Liberty UCOMA, LLC, a Delaware limited liability company and a subsidiary of Liberty ("Liberty UCOMA") (together with their permitted transferees, the "Liberty Parties"), and certain Founders (together with their permitted transferees, the "Founder Parties") entered into a Stockholders Agreement, the material terms of which are summarized in the following paragraphs. This summary eliminates references in the Stockholders Agreement to the indenture governing the Notes because, as a result of a consent solicitation effected in conjunction with the tender offer for the Notes described in Item 4, the relevant restrictive covenants have been eliminated from that indenture by the execution of a supplemental indenture.

         LIMITATIONS ON CONVERSION. Until such time as the provisions of certain outstanding indentures of certain of Old United's subsidiaries that require the issuer to offer to repurchase the bonds issued thereunder upon a change of control of Old United are rendered inapplicable (either by redemption of the bonds or defeasance, waiver or amendment of the relevant provisions of such indentures) or such a change of control occurs, other than as a result of a breach of the Standstill Agreement by Liberty, the Liberty Parties will not convert any shares of United Class

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C Common Stock into United Class A Common Stock if, after giving effect to the conversion, the Liberty Parties would have more than 50% of the combined voting power of the United Class A Common Stock and United Class B Common Stock outstanding or would have more voting power than the United Class A Common Stock and United Class B Common Stock owned by the Founder Parties. This limitation on the Liberty Parties' right to convert (a) will terminate if the aggregate voting power of the shares of United Class A Common Stock and United Class B Common Stock beneficially owned by any person or group (other than a group that is controlled by certain of the Founders and that consists solely of Founders) exceeds either 50% of the total voting power of United or the voting power held by the Founder Parties and (b) will not apply to conversions made by the Liberty Parties in connection with a sale or hedging transaction or any related pledges of their shares.

         CHANGE OF CONTROL COVENANTS. Subject to specified exceptions for governmental licenses, United will not take or permit any action that would result in it being subject to any covenants restricting the ability of United, Old United or any of their affiliates to effect a change of control, other than such covenants contained in certain existing indentures to which certain of Old United's subsidiaries are currently subject, unless any such change of control involving or caused by the action of any Liberty Party (other than a transfer of control, if control were obtained, by a Liberty Party to a third party) is exempted from the application and effects of any such restrictive covenants. United will not take or permit any action to extend or perpetuate the existing change of control covenants under certain outstanding indentures of certain of Old United's subsidiaries beyond the maturity date of the bonds issued under such indentures.

         RIGHTS OF FIRST OFFER. Subject to specified exceptions, no Liberty Party may transfer any shares of United Class B or Class C Common Stock except to permitted transferees, or convert any such shares to United Class A Common Stock, unless it first offers the Founders the opportunity to purchase the shares, and no Founder Party may transfer any shares of United Class B Common Stock except to permitted transferees, or convert any such shares to United Class A Common Stock, unless it first offers the Liberty Parties the opportunity to purchase the shares. If either the Liberty Parties or the Founder Parties decline to exercise their right of first offer, then the party proposing to transfer shares of United Class B or Class C Common Stock to a third party must convert the shares to United Class A Common Stock immediately prior to such transfer, unless, in the case of a proposed transfer by the Founder Parties, the number of shares being transferred by all Founder Parties to the same transferee represents at least a majority of all shares of United Class B Common Stock owned by the Founder Parties, their permitted transferees, and any other person that the Founder Parties have designated to purchase shares from the Liberty Parties pursuant to the Founder Parties' right of first offer. Prior to any event that permits the conversion of United Class C Common Stock into United Class B Common Stock, the number of shares of United Class B or C Common Stock that the Liberty Parties may propose to transfer to a third party subject to the Founder Parties' right of first offer, when taken together with the number of shares of United Class A Common Stock previously transferred to a third party following their conversion from United Class B or Class C Common Stock, shall not exceed the number of shares of United Class A Common Stock acquired after the closing of the Merger from persons other than United (including upon conversion of United Class C Common Stock) or the Founder Parties, plus the number of shares of United Class A Common Stock that the Liberty Parties received in the Merger in respect of any Old United Class A Common Stock acquired after December 3, 2001.

         PERMITTED TRANSFERS. The Liberty Parties and Founder Parties may transfer their shares of United Class B Common Stock and United Class C Common Stock to permitted transferees without having to first offer them to any other party. The Founder Parties' permitted transferees include other Founders, family members and heirs of the Founders and partnerships or trusts owned by or for the benefit of the Founders. The Liberty Parties' permitted transferees include Liberty and any entity controlled by Liberty. The parties may pledge their shares of United Class B and Class C Common Stock in loan and hedging transactions; provided that the applicable pledgee does not become a registered holder of the shares and agrees to comply with the right of first offer provisions of the Stockholders Agreement, with shortened notice and exercise periods, in connection with any foreclosure on the pledged shares. Pledges of the Founders' shares that were in existence prior to May 25, 2001 are also allowed under the agreement.

         TAG-ALONG RIGHTS. If the Liberty Parties propose to transfer a majority of their shares of United Class B and Class C Common Stock to persons other than permitted transferees, and the Founder Parties do not purchase such shares, then the Founder Parties will be entitled to transfer a proportionate amount of their shares of United Class B Common Stock to the same purchaser on no less favorable terms. If the Founder Parties propose to transfer a majority of their shares of United Class B Common Stock to persons other than permitted transferees, and the Liberty Parties do not purchase such shares, then the Liberty Parties will be entitled to transfer a proportionate amount of their United Class A, Class B and/or Class C Common Stock to the same purchaser on no less favorable terms.

         DRAG-ALONG RIGHTS. If the Founder Parties propose to transfer a majority of their United Class B Common Stock to an unaffiliated third party that is not a permitted transferee, and the Liberty Parties do not purchase such shares, then the Founder Parties can require the Liberty Parties to transfer to the same transferee on terms no less favorable than those on which the Founder Parties transfer their shares, at the election of the Liberty Parties, either
(i) all of their shares of United Class B and Class C Common Stock, (ii) all of their United common stock or (iii) a proportionate amount of each class of United common stock that they own; provided that the Liberty Parties will be required to transfer all of their United common stock if, in connection with the proposed transfer by the Founder Parties, Mr. Gene W. Schneider, G. Schneider Holdings, Co., The Gene W. Schneider Family Trust, Mr. Mark L. Schneider and The MLS Family Partnership LP propose to transfer all shares of United common stock beneficially owned by them, which shares of common stock include shares of United Class B Common Stock representing at least 40% of the greater of the number of shares of United Class B Common Stock owned by them on the date of the Stockholders Agreement and the number of shares of Old United Class B Common Stock owned by them on June 25, 2000.

         EXCHANGE OF SHARES. United will, on request, permit Liberty and its affiliates to exchange any shares of United Class A Common Stock owned by them for shares of United Class C Common Stock, or, following the conversion of United Class C Common Stock, United Class B Common Stock, on a one-for-one basis. United will, upon request and subject to applicable laws, permit Liberty and its affiliates to exchange any shares of capital stock of UPC, and any other affiliate of United (which shares were acquired from UPC or such affiliate), for shares of United Class C Common Stock or, following the conversion of the United Class C Common Stock, United Class B Common Stock. Without limiting the generality of the foregoing, at anytime after UPC is entitled to convert shares of its Series 1 Convertible Preference Shares held by Liberty to UPC ordinary shares, (i) Liberty will be entitled to exchange such shares for United Class C Common Stock or, following the conversion of the United Class C Common Stock, United Class B Common Stock, and (ii) United will be entitled to call such shares from Liberty in exchange for shares of United Class C Common Stock or, following the conversion of the United Class C Common stock, United Class B Common Stock, provided such exchange is tax-free to Liberty, in either case on terms specified in the Stockholders Agreement.

         TERMINATION. The tag-along provisions, the drag-along provisions and the limitations on the conversion of shares of United Class C Common Stock into shares of United Class A Common Stock terminate on June 25, 2010, unless the Stockholders Agreement is terminated earlier. The Stockholders Agreement will terminate as to any Liberty Party or Founder Party the voting power of whose equity securities is reduced below 10% of the voting power of Old United such party held on June 25, 2000. The Stockholders Agreement will terminate in its entirety on the first to occur of (a) all of the Founders and their permitted transferees or Mr. Gene W. Schneider and Mr. Mark L. Schneider and their permitted transferees (other than the other Founders) holding less than 40% of the greater of the number of shares of United Class B Common Stock owned by them on the date of the Stockholders Agreement and the number of shares of Old United Class B Common Stock owned by them on June 25, 2000 (assuming for such purpose that any shares transferred by such persons to a Liberty Party continue to be owned by such person) or (b) the transfer by the Founder Parties of a majority of their United Class B Common Stock to one or more Liberty Parties or one or more unaffiliated third parties.

         The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the text of the Stockholders Agreement, a copy of which is incorporated by reference as Exhibit 7(b) hereto, which is hereby incorporated by reference into this Item 6(b).

         (c) Standstill Agreement

         At the closing of the Merger, United, Liberty, Liberty Global and Liberty UCOMA entered into a Standstill Agreement, the material terms of which are described in the following paragraphs. This summary eliminates references in the Standstill Agreement to the indenture governing the Notes because, as a result of a consent solicitation effected in conjunction with the tender offer for the Notes described in Item 4, the relevant restrictive covenants have been eliminated from that indenture by the execution of a supplemental indenture.

         LIMITATION ON ACQUIRING SECURITIES AND OTHER ACTIONS. The Liberty Parties will not acquire common stock of United in an amount that would cause their percentage of the total common stock of United outstanding, on a fully-diluted basis, to exceed the greater of (a) the sum of (i) the percentage beneficially owned by them immediately after the closing of the transactions contemplated by the Merger Agreement, plus (ii) the percentage represented by any shares acquired by them from (x) other parties to the Stockholders Agreement, including United, and (y) from UPC pursuant to a release agreement, dated February 22, 2001, among UPC, Old United, Liberty and LMI, plus (iii) the percentage represented by an additional 25 million shares; provided that the number determined by clauses
(a)(i) and (a)(iii) shall not exceed 81%, and (b) the sum of 81% plus the percentage determined by clause (a)(ii)(x). Liberty will not (a) solicit proxies with respect to United's voting securities, (b) form, join or participate in a group if such group's ownership of United voting securities would exceed the maximum share ownership percentage described in this paragraph, unless certain Founders are part of such group, (c) deposit any United voting securities into a voting trust or subject them to a voting agreement or similar arrangement, (d) solicit or encourage offers for United from persons other than Liberty Parties or Founders or (e) call a meeting of stockholders or seek amendments to United's bylaws without the consent of United's board of directors. Liberty will not be in breach of the restrictions on its maximum share ownership if its share ownership exceeds the maximum percentage specified solely because of any action taken by United in respect of which no Liberty Party takes any action other than in its capacity as a holder of equity securities of United, including, for example, a tender offer by United to acquire shares of its common stock that Liberty elects not to accept or the issuance of a dividend by United payable in cash or stock that the Liberty Parties elect to receive in stock.

         APPRAISAL; VOTING RIGHTS. No Liberty Party will exercise appraisal rights as to any matter. Liberty will cause its shares to be present at meetings of United's stockholders so as to be counted for quorum purposes. Except for certain matters as to which Liberty or the directors elected by the holders of United Class C Common Stock have approval rights, whether under United's certificate of incorporation, the Standstill Agreement or other agreement entered into in connection with the Merger Agreement, or which, pursuant to the bylaws of United are required to be approved by the board of directors prior to being submitted to the stockholders (in any such case, if such approval has not been obtained), Liberty will vote its shares of common stock on all matters submitted to a vote of stockholders, other than the election or removal of directors or a merger, sale or similar transaction involving United, either as recommended by United's board of directors or in the same proportion as all other holders of common stock of United. Liberty will vote its shares of United common stock against any merger, consolidation, recapitalization, dissolution or sale of all or substantially all of United's assets not approved by United's board of directors.

         Until such time as the provisions of certain outstanding indentures of certain of Old United's subsidiaries that require the issuer to offer to repurchase the bonds issued thereunder upon a change of control of Old United are rendered inapplicable (either by redemption of the bonds or defeasance, waiver or amendment of the relevant provisions of such indentures) or a change of control occurs, other than as a result of a breach of the Standstill Agreement by Liberty, Liberty will vote its shares in the election of directors in its sole discretion. Following such time, Liberty will be entitled to nominate four members of United's board of directors or, if greater, a number equal to at least 33 1/3% of United's board of directors, and the Founder Parties will be entitled to nominate the same number of directors. United's board of directors will nominate the remaining members of the board of directors. The Liberty Parties will then be obligated to vote their shares of common stock of United in favor of such nominees to the board of directors and, unless requested to do so by the Founders, will not vote to remove any board members nominated by the Founders except for cause. Pursuant to a separate voting agreement between United and the Founders, the Founders will likewise be obligated to vote their shares of common stock of United in favor of such nominees to the board of directors and, unless requested to do so by Liberty, will not vote to remove any board members nominated by Liberty except for cause.

         LIMITATIONS ON ISSUING HIGH VOTE SECURITIES. United will not issue any United Class B Common Stock or other equity security having more votes per share than United Class A Common Stock, or rights to acquire any such securities, other than to Liberty Parties and their controlled affiliates, unless and until the United Class C Common Stock becomes convertible in full into United Class B Common Stock, except that United may issue up to an aggregate of 3 million shares of United Class B Common Stock upon exercise of options outstanding at the time of the closing of the Merger or subsequently issued options, and United may, on a majority vote of its board of directors, issue preferred stock convertible into United Class B Common Stock (but with no other conversion rights, no voting rights other than as are customary in preferred stocks and no special rights), provided that such preferred stock cannot be so converted prior to such time as the change of control provisions of the indentures described above no longer apply, and the total number of shares of United Class B Common Stock issuable upon conversion of such options and preferred stock must be less than the number of shares that would, if issued after such time as such change of control provisions in such indentures no longer apply, entitle the Liberty Parties to exercise the purchase rights described below.

         LIMITATIONS ON TRANSFER. Subject to certain exceptions, no Liberty Party may transfer any equity securities of United, unless the transfer is (i) to Liberty or a controlled affiliate of Liberty that is or becomes a party to the Standstill Agreement, (ii) to one more underwriters in connection with a public offering, (iii) to one or more Founders or purchasers designated thereby pursuant to the right of first offer provisions of the Stockholders Agreement, provided that any such transferee, if other than a Founder, becomes subject to the Stockholders Agreement and, if other than a Founder or permitted transferee of a Founder, the Standstill Agreement, (iv) pursuant to the tag-along and drag-along provisions of the Stockholders Agreement or (v) otherwise made in accordance with the provisions of the Stockholders Agreement; provided that in the case of a transfer pursuant to clause (ii) or (v), if the transfer is to a non-affiliate, the transferring Liberty Party has no reason to believe that any person or group would obtain more than ten percent of United's voting power in the election of directors as a result of the transfer. The Liberty Parties may pledge their equity securities to financial institutions in connection with loan and hedging transactions that comply with the Stockholders Agreement.

         OFFERS FOR UNITED. If any person makes an offer to (i) acquire equity securities of United from United or from one or more of its stockholders by public offer, (ii) acquire all or substantially all of United's assets or (iii) effect a merger, consolidation, share exchange or similar transaction, United will give Liberty notice of such offer promptly upon receipt thereof, or, if giving such notice would violate any applicable law or agreement, promptly after public announcement of such offer. In no event will United give Liberty notice of such an offer less than ten days prior to accepting it. If United does not reject such an offer within five days, then any Liberty Party or its affiliates may propose a competing offer to United's board of directors, and the board of directors will in the exercise of its fiduciary duties consider in good faith waiving any provision of the Standstill Agreement that would restrict actions that might be taken by a Liberty Party or its affiliates in support of such a competing offer.

         If United proposes to sell all or substantially all of its assets, effect a merger, consolidation, share exchange or similar transaction or issue United Class B Common Stock in an amount sufficient that Liberty would not be entitled to exercise its purchase rights described below, then United will give Liberty notice of such proposal and will give Liberty an opportunity to propose an alternative transaction to United's board of directors.

         PURCHASE RIGHT. If, following such time as the change of control provisions of the indentures described above under "APPRAISAL; VOTING RIGHTS" no longer apply, United issues equity securities having more votes per share than the United Class A Common Stock and such issuance, together with any prior issuance of high vote securities as to which the Liberty Parties did not have purchase rights, results in the voting power of the Liberty Parties' equity securities being reduced below 90% of their voting power prior to such issuance or the first such issuance, the Liberty Parties will be entitled to acquire a number of additional shares of United Class B Common Stock from United that would restore the Liberty Parties' voting power to 100% of what it was prior to such issuance or the first such issuance (whichever is greater). Liberty may acquire such United Class B Common Stock by purchasing it from United for cash or other form of consideration acceptable to United and/or by exchanging shares of United Class A Common Stock on a one-for-one basis. The Liberty Parties will not be entitled to the foregoing purchase rights in respect of any issuance of United Class B Common Stock in an amount such that, immediately following such issuance, the persons who were holders of equity securities immediately prior to such issuance then hold less than 30 percent of the voting power of United's outstanding equity securities in the election of directors generally.

         PREEMPTIVE RIGHT. If, at any time after the signing of the Standstill Agreement, United proposes to issue any United Class A Common Stock or rights to acquire United Class A Common Stock, the Liberty Parties will have the right, but not the obligation, to purchase a portion of such issuance sufficient to maintain their then existing equity percentage in United on terms at least as favorable as those given to any third party purchasers. This preemptive right will not apply to (i) the issuance of United Class A Common Stock or rights to acquire United Class A Common Stock in connection with the acquisition of a business from a third party not affiliated with United or any Founder, which business is directly related to the then existing business of United and its subsidiaries, (ii) the issuance of options to acquire United Class A Common Stock to employees pursuant to employee benefit plans approved by United's board of directors (such options and all shares issued pursuant thereto not to exceed 10% of United's outstanding common stock), (iii) equity securities issued as a dividend on all equity securities or upon a subdivision or combination of all outstanding equity securities, or (iv) equity securities issued upon the exercise of rights outstanding as of the closing of the Merger or as to the issuance of which the Liberty Parties had the right to exercise their preemptive rights.

         TERMINATION. The Standstill Agreement will terminate on June 25, 2010, except for the restrictions on United's ability to issue additional high vote securities and the Liberty Parties' purchase and preemptive rights; provided that the Agreement will terminate in its entirety upon termination of the Stockholders Agreement.

         The foregoing description of the Standstill Agreement is qualified in its entirety by reference to the text of the Standstill Agreement, a copy of which is incorporated by reference as Exhibit 7(c) hereto, which is hereby incorporated by reference into this Item 6(c).

(d)      Agreement Regarding Additional Covenants

         At the closing of the Merger, United, Liberty, Liberty Global and Liberty UCOMA entered into an Agreement Regarding Additional Covenants (the "Covenant Agreement"), the material terms of which are described in the following paragraph.

         The Covenant Agreement provides that, without the consent of Liberty, United will not: (a) enter into any contract that purports to be binding on Liberty or its affiliates; (b) enter into any material contract with respect to which an act or omission by Liberty or its affiliates would result in a default or cancellation, or give rise to a repayment obligation or a loss of a material benefit; (c) enter into any contract between United or any of its subsidiaries, on the one hand, and Old United and its controlled affiliates, on the other; (d) transfer, pledge or otherwise dispose of the Exchangeable Note unless such transaction has been reviewed and approved by United's board of directors including, in the case of any transfer to any affiliate of United (including Old United or any of its affiliates) a majority of the directors elected by Liberty; or (e) amend the provision of United's bylaws that requires approval by the board of directors or a committee of the board of directors of expenditures exceeding $10 million. The Covenant Agreement also provides that United will provide Liberty with certain financial information for use by Liberty in connection with the preparation of Liberty's financial statements.

         The foregoing description of the Covenant Agreement is qualified in its entirety by reference to the text of the Covenant Agreement, a copy of which is incorporated by reference as Exhibit 7(d) hereto, which is hereby incorporated by reference into this Item 6(d).

(e)      Agreement Regarding Old United

         At the closing of the Merger, Old United, Liberty, Liberty Global and Liberty UCOMA entered into an Agreement Regarding Old United (the "Old United Agreement"), the material terms of which are described in the following paragraph. This summary eliminates references in the Old United Agreement to the indenture governing the Notes because, as a result of a consent solicitation effected in conjunction with the tender offer for the Notes described in Item 4, the relevant restrictive covenants have been eliminated from that indenture by the execution of a supplemental indenture.

         The Old United Agreement provides that, without the consent of Liberty, Old United will not: (a) enter into any contract that purports to be binding on Liberty or its affiliates; or (b) enter into any material contract with respect to which an act or omission by Liberty or its affiliates would result in a default or cancellation, or give rise to a repayment obligation or a loss of a material benefit. Without the consent of Liberty, and subject to specified exceptions for governmental licenses, Old United will not take or permit any action that would result in it being subject to any covenants restricting the ability of Old United or any of its affiliates to effect a change of control, other than such covenants contained in certain existing indentures to which certain of Old United's subsidiaries are currently subject, unless any such change of control involving or caused by the action of any Liberty Party (other than a transfer of control, if control were obtained, by a Liberty Party to a third party) is exempted from the application and effects of any such restrictive covenants. Old United will not take or permit any action to extend or perpetuate the existing change of control covenants under certain outstanding indentures of certain of Old United's subsidiaries beyond the maturity date of the bonds issued under such indentures.

         The foregoing description of the Old United Agreement is qualified in its entirety by reference to the text of the Old United Agreement, a copy of which is incorporated by reference as Exhibit 7(e) hereto, which is hereby incorporated by reference into this Item 6(e).

(f)      Registration Rights Agreement

         At the closing of the Merger, United, Liberty, Liberty Global and Liberty UCOMA entered into a Registration Rights Agreement (the "Registration Rights Agreement"), the material terms of which are described in the following paragraphs.

         Under the terms of the Registration Rights Agreement, Liberty is entitled to demand up to five registrations with respect to the securities of United now owned or hereafter acquired by Liberty or its affiliates provided the securities to be registered in any such registration equal a minimum of the lesser of 10.0% of the number of United's shares beneficially owned by Liberty immediately after the effectiveness of the Merger or all of the securities of United owned by Liberty. Liberty may not make more than two demands for registration in any 12-month period. United may, subject to certain limitations, preempt or postpone the registration of securities owned by Liberty or an offering of securities registered under a shelf registration. Liberty may demand that the securities it owns be offered and sold on a continuous or delayed basis pursuant to a shelf registration in accordance with relevant securities laws.

         The Registration Rights Agreement also provides Liberty with unlimited customary "piggyback" registration rights, which give Liberty the right to include United securities owned by Liberty in registration statements filed on behalf of United or third persons. These piggyback rights are subject to cutback by the underwriters involved in such registration, priority of the party initiating the registration and certain lockup limitations. United may not grant to third parties piggyback registration rights that are senior to Liberty's piggyback registration rights.

         United will pay all customary expenses in connection with any registration pursuant to the Registration Rights Agreement, except for applicable underwriting discounts, selling commissions or stock transfer taxes. The Registration Rights Agreement includes customary indemnification and contribution provisions.

         The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, a copy of which is incorporated by reference as Exhibit 7(f) hereto, which is hereby incorporated by reference into this Item 6(f).

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.                     Description
-----------                     -----------
7(a)                            Restated Certificate of
                                Incorporation of United
                                (incorporated by reference to
                                Exhibit 3.1 to the Registration
                                Statement on Form S-1 filed by
                                United on February 14, 2002)

7(b)                            Stockholders Agreement, dated
                                January 30, 2002, among United,
                                Liberty, Liberty Global, Liberty
                                UCOMA and each of the persons
                                identified on the signature pages
                                thereto as "Founders" (incorporated
                                by reference to Exhibit 10.5 to the
                                Registration Statement on Form S-1
                                filed by United on February 14,
                                2002)

7(c)                            Standstill Agreement, dated January
                                30, 2002, among United, Liberty,
                                Liberty Global and Liberty UCOMA
                                (incorporated by reference to
                                Exhibit 10.9 to the Registration
                                Statement on Form S-1 filed by
                                United on February 14, 2002)

7(d)                            Agreement Regarding Additional
                                Covenants, dated January 30, 2002,
                                among United, Liberty, Liberty
                                Global and Liberty UCOMA
                                (incorporated by reference to
                                Exhibit 10.8 to the Registration
                                Statement on Form S-1 filed by
                                United on February 14, 2002)

7(e)                            Agreement Regarding Old United,
                                dated January 30, 2002, among Old
                                United, Liberty, Liberty Global and
                                Liberty UCOMA (incorporated by
                                reference to Exhibit 10.7 to the
                                Registration Statement on Form S-1
                                filed by United on February 14,
                                2002)

7(f)                            Registration Rights Agreement,
                                dated January 30, 2002, among
                                United, Liberty, Liberty Global and
                                Liberty UCOMA (incorporated by
                                reference to Exhibit 10.10 to the
                                Registration Statement on Form S-1
                                filed by United on February 14,
                                2002)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 26, 2002




                                         By: /s/ Elizabeth M. Markowski
                                            -----------------------------------
                                            Name: Elizabeth M. Markowski
                                            Title: Senior Vice President

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this
Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                           Title
----                           -----
John C. Malone                 Chairman of the Board and Director of Liberty

Robert R. Bennett              President, Chief Executive Officer and Director of Liberty

Gary S. Howard                 Executive Vice President, Chief Operating Officer and Director
                               of Liberty

Paul A. Gould                  Director of Liberty; Managing Director of Allen & Company
                               Incorporated

Donne F. Fisher                Director of Liberty; President; Fisher Capital Partners Ltd.

Jerome H. Kern                 Director of Liberty; Consultant, Kern Consulting, LLC

Larry E. Romrell               Director of Liberty

David J.A. Flowers             Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski         Senior Vice President of Liberty

Charles Y. Tanabe              Senior Vice President, General Counsel and Secretary of
                               Liberty

Peter N. Zolintakis            Senior Vice President of Liberty

Christopher W. Shean           Vice President and Controller of Liberty

                                   SCHEDULE 2

         The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 2.

Name                                Shares and Options to Purchase Shares Beneficially Owned
----                                --------------------------------------------------------
Robert R. Bennett                   100,000 shares of United Class A Common Stock and options to purchase 3,333 shares of United Class A Common Stock,
                                    which options will become exercisable within 60 days following February
                                    15, 2002.

Paul A. Gould                       70,000 shares of United Class A Common Stock.

Gary S. Howard                      Options to purchase 3,333 shares of United Class A Common
                                    Stock, which options will become exercisable within 60 days following February 15, 2001.

John C. Malone                      Options to purchase 75,208 shares of United Class A Common
                                    Stock, which options are presently exercisable or will become exercisable within 60 days of February 15, 2002.

                                  EXHIBIT INDEX

Exhibit No.                                     Description
-----------                                     -----------

7(a)                               Restated Certificate of Incorporation of
                                   United (incorporated by reference to Exhibit
                                   3.1 to the Registration Statement on Form S-1
                                   filed by United on February 14, 2002)

7(b)                               Stockholders Agreement, dated January 30,
                                   2002, among United, Liberty, Liberty Global,
                                   Liberty UCOMA and each of the persons
                                   identified on the signature pages thereto as
                                   "Founders" (incorporated by reference to
                                   Exhibit 10.5 to the Registration Statement on
                                   Form S-1 filed by United on February 14,
                                   2002)

7(c)                               Standstill Agreement, dated January 30, 2002,
                                   among United, Liberty, Liberty Global and
                                   Liberty UCOMA (incorporated by reference to
                                   Exhibit 10.9 to the Registration Statement on
                                   Form S-1 filed by United on February 14,
                                   2002)

7(d) Agreement Regarding Additional Covenants, dated January 30, 2002, among United,
                                   Liberty, Liberty Global and Liberty UCOMA
                                   (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed by United on February 14, 2002)

7(e)                               Agreement Regarding Old United, dated January
                                   30, 2002, among Old United, Liberty, Liberty
                                   Global and Liberty UCOMA (incorporated by reference to Exhibit 10.7 to the Registration
                                   Statement on Form S-1 filed by United on February 14, 2002)

7(f)                               Registration Rights Agreement, dated January
                                   30, 2002, among United, Liberty, Liberty
                                   Global and Liberty UCOMA (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed by
                                   United on February 14, 2002)